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                            February 16, 2021

       Wayne Wilson
       Chief Financial Officer
       MALIBU BOATS, INC.
       5075 Kimberly Way
       Loudon, TN 37774

                                                        Re: MALIBU BOATS, INC.
                                                            Form 10-K for the
Year Ended June 30, 2020
                                                            Filed August 31,
2020
                                                            Form 8-K Filed
February 9, 2021
                                                            File No. 001-36290

       Dear Mr. Wilson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2020

       Management's Discussion and analysis of Financial Condition and Results of Operations
       GAAP Reconciliation of Non-GAAP Financial Measures
       Adjusted EBITDA, page 52

   1. We note you disclose here and on page 40 Adjusted EBITDA margin. In future filings, please present the most
directly corresponding GAAP measure with equal or greater
                                                        prominence and required
reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K
                                                        and Question 102.10 of
the updated Non- GAAP Compliance and Disclosure
                                                        Interpretations.
 Wayne Wilson
FirstName LastNameWayne Wilson
MALIBU BOATS,    INC.
Comapany16,
February  NameMALIBU
            2021       BOATS, INC.
February
Page 2 16, 2021 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 7     Goodwill and Other Intangible Assets, page 87

2. In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.
Note 20     Segment Reporting, page 105

3. Please tell us your consideration of providing geographic disclosures to present net sales and identifiable assets related to the U.S. and any individual foreign countries that are material. Refer to ASC 280-10-50-41.
Form 8-K Filed February 9, 2021

Exhibit 99.1, page 1

4. In future filings, please revise your bullet point highlights to also present the corresponding GAAP measure related to Adjusted fully distributed net income per share with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP
         Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing